


07024974

Sime Darby Berhad
(Company No. 41759-M)
21ST FLOOR, WISMA SIME DARBY, JALAN RAJA LAUT
50350 KUALA LUMPUR, MALAYSIA
TEL: (603) 26914122 FAX: (603) 26987398
Website: www.simedarby.com

RECEIVED

LETTER FOR MAINTENANCE OF EXEMPTION

10 July 2007

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N. W.
Washington, D.C. 20549
United States of America

Fax No. 001-202-772-9207/BY MAIL
No. of Pages : 13

SUPPL

Dear Sirs

SIME DARBY BERHAD : FILE NO. 82-4968

We enclose for your attention, the following announcements to Bursa Malaysia Securities Berhad so as to maintain our exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:-

No.	Subject	Date Released
1	Changes in the interest of Employees Provident Fund Board, a substantial shareholder.	22.06.2007, 29.06.2007, 03.07.2007 & 04.07.2007
2	Changes in Director's Interest Pursuant to Section 135 of the Companies Act, 1965	29.06.2007
3	Acquisition of additional 52% equity interest in Sime Darby Brunsfield Holdings Limited	29.06.2007
4	Change in Boardroom	02.07.2007
5	Dissolution of Sime-OSC Vietnam Limited	05.07.2007

We also confirm that the Schedule of Information included in our initial submission has not changed.

PROCESSED
JUL 10 2007
THOMSON
FINANCIAL

Yours faithfully
SIME DARBY BERHAD

NANCY YEOH POH YEW
Group Secretary

c.c. Ms. Violet Pagan
The Bank of New York

Fax No. 1 (212) 571 3050/ 3051/ 3052

LMP/jg/nay/grpsec/adb/lecletter re EDMS



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 22/06/2007 05:54:11 PM
Reference No SD-070622-6216A

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM 0.50 each
* Name & address of registered holder :

Employees Provident Fund Board
(Acquisition of 4,105,300 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 314,500 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 13/06/2007	* 3,105,300	
Disposed	13/06/2007	61,200	
Acquired	14/06/2007	1,000,000	
Disposed	14/06/2007	253,300	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Manager .
* Nature of interest : Direct
Direct (units) : 384,934,115

	Direct (%)	: 15.27
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 384,934,115
*	Date of notice	: 14/06/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 20th June 2007.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 29/06/2007 05:42:12 PM
Reference No SD-070629-BDFA0

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder
* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
Jalan Raja Laut
50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM 0.50 each
* Name & address of registered holder :
CIMB-Principal Asset Management Bhd
(Acquisition of 734,000 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 25,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 22/06/2007	* 734,000	
Disposed	22/06/2007	25,000	

* Circumstances by reason of which change has occurred : Acquisition and disposal of shares by the Employees Provident Fund Board's Portfolio Managers .
* Nature of interest : Direct
Direct (units) : 386,903,515

	Direct (%)	: 15.34
	Indirect/deemed interest (units)	:
	Indirect/deemed interest (%)	:
*	Total no of securities after change	: 386,903,515
*	Date of notice	: 22/06/2007

Remarks :
The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 28th June 2007.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act. 1965

Submitted by S DARBY on 03/07/2007 08:03:56 PM
Reference No SD-070702-36E81

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

Particulars of substantial Securities Holder

* Name	:	Employees Provident Fund Board
* Address	:	Tingkat 23, Bangunan KWSP Jalan Raja Laut 50350 Kuala Lumpur
* NRIC/passport no/company no.	:	EPF ACT 1991
* Nationality/country of incorporation	:	Malaysia
* Descriptions(class & nominal value)	:	Ordinary shares of RM 0.50 each
* Name & address of registered holder	:	

Employees Provident Fund Board
(Acquisition of 580,700 shares)

PHEIM Asset Management Sdn Bhd
(Disposal of 120,400 shares)

CIMB-Principal Asset Management Bhd
(Acquisition of 116,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 18/06/2007	* 120,400	
Acquired	26/06/2007	580,700	
Acquired	26/06/2007	116,000	

* Circumstances by reason of which change has occurred	:	Acquisition and disposal of shares by the Employees Provident Fund Board and its Portfolio Managers .
* Nature of interest	:	Direct
Direct (units)	:	387,479,815
Direct (%)	:	15.37
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	387,479,815
* Date of notice	:	26/06/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 2nd July 2007.



Form Version 2.0

Changes in Substantial Shareholder's Interest Pursuant to Form 29B of the Companies Act . 1965

Submitted by S DARBY on 04/07/2007 05:39:10 PM
Reference No SD-070704-7E69A

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of substantial Securities Holder

* Name : Employees Provident Fund Board
* Address : Tingkat 23, Bangunan KWSP
  Jalan Raja Laut
  50350 Kuala Lumpur
* NRIC/passport no/company no. : EPF ACT 1991
* Nationality/country of incorporation : Malaysia
* Descriptions(class & nominal value) : Ordinary shares of RM 0.50 each
* Name & address of registered holder :
  Employees Provident Fund Board
  (Acquisition of 1,502,300 shares)

  Mayban Investment Management Sdn Bhd
  (Acquisition of 280,000 shares)

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Acquired	* 27/06/2007	* 78,300	
Acquired	27/06/2007	280,000	
Acquired	28/06/2007	1,424,000	

* Circumstances by reason of which change has occurred : Acquisition of shares by the Employees Provident Fund Board and its Portfolio Manager .
* Nature of interest : Direct

Direct (units)	:	389,262,115
Direct (%)	:	15.43
Indirect/deemed interest (units)	:	
Indirect/deemed interest (%)	:	
* Total no of securities after change	:	389,262,115
* Date of notice	:	28/06/2007

Remarks :

The notice of change in substantial shareholding was received from the Employees Provident Fund Board on 4th July 2007.



Form Version 2.0

Changes in Director's Interest Pursuant to Section 135 of the Companies Act. 1965

Submitted by S DARBY on 29/06/2007 05:42:12 PM
Reference No SD-070628-39637

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

Particulars of director

* Name : Dato' Ahmad Zubair @ Ahmad Zubir bin Haji Murshid
* Address : c/o Sime Darby Berhad, 21st Floor, Wisma Sime Darby, Jalan Raja Laut, 50350 Kuala Lumpur
* Descriptions(class & nominal value) : Ordinary shares of RM 0.50 each in Sime Darby Berhad

Details of changes

Type of transaction	Date of change	No of securities	Price transacted (RM)
* Disposed	* 24/01/2007	* 108,000	8.200

Circumstances by reason of which change has occurred : Disposal of shares in the open market
Nature of interest : Direct
Consideration (if any) : RM8.20 per share
Total no of securities after change :
Direct (units) : 140,000
Direct (%) : 0.006
Indirect/deemed interest (units) :
Indirect/deemed interest (%) :
* Date of notice : 29/06/2007

Remarks :
This announcement is also made pursuant to Paragraph 14.09(a) of the Listing Requirements of Bursa Malaysia Securities Berhad .



Form Version 2.0

General Announcement

Submitted by S DARBY on 29/06/2007 05:42:12 PM
Reference No SD-070628-3C9AB

Submitting Merchant Bank (If applicable) :
Submitting Secretarial Firm Name (If applicable) :
* Company name : Sime Darby Berhad
* Stock name : SIME
* Stock code : 4197
* Contact person : Nancy Yeoh Poh Yew
* Designation : Group Secretary

*Type : ● Announcement ○ Reply to query
*Subject :
Acquisition of additional 52% equity interest in Sime Darby Brunsfield Holdings Limited (Announcement pursuant to Chapter 9.19 (23) of the Listing Requirements)

* Contents :-

Sime Darby Berhad ("Sime Darby") wishes to announce that its wholly-owned subsidiary, Sime Darby Hong Kong Limited ("SDHK"), had on 28 June 2007 acquired 52% equity interest in Sime Darby Brunsfield Holdings Limited ("SDBH"), comprising 52 ordinary shares of HK$1.00 ("SDBH Shares") each from the vendors as set out hereunder for a total cash consideration of HK$52.00 ("the Acquisition").

SDBH was incorporated in Hong Kong on 12 August 2006. SDBH has an issued and paid-up share capital of HK$100.00 divided into 100 ordinary shares of HK$1.00 each and is presently dormant. Prior to the Acquisition, 48% of the issued and paid-up share capital of SDBH was held by SDHK. The Acquisition of the additional 52% of the issued and paid-up share capital of SDBH by SDHK had resulted in SDBH becoming a wholly-owned subsidiary of Sime Darby.

The Acquisition in SDBH is not expected to have a material effect on the earnings or net assets of the Sime Darby Group for the year ending 30 June 2007. None of the directors or substantial shareholders of Sime Darby or persons connected to them has any interest, direct or indirect, in the said Acquisition.

This announcement is dated 29 June 2007.

Tables Section - This section is to be used to create and insert tables . Please make the appropriate reference to the table (s) in the Contents of the Announcement :

	Vendor	Number of shares acquired	%
1.	Brunsfield Hong Kong Private Limited	42	42
2.	Mr Lu Desheng	10	10
	Total	52	52



Form Version 2.0

Change in Boardroom

Submitted by S DARBY on 02/07/2007 06:06:53 PM
Reference No SD-070628-5AAE2

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	Sime Darby Berhad
* Stock name	:	SIME
* Stock code	:	4197
* Contact person	:	Nancy Yeoh Poh Yew
* Designation	:	Group Secretary

* Date of change	:	01/07/2007
* Type of change	:	Appointment
* Designation	:	Director
* Directorate	:	○ Executive ● Independent & Non Executive ○ Non Independent & Non Executive
* Name	:	Raja Datuk Arshad bin Raja Tun Uda
* Age	:	60
* Nationality	:	Malaysian
* Qualifications	:	Fellow of the Institute of Chartered Accountants in England and Wales and member of the Malaysian Institute of Accountants and the Malaysian Institute of Certified Public Accountants
* Working experience and occupation	:	Raja Datuk Arshad began his career in 1967 as a Trainee Chartered Accountant at Moore Stephens & Co, Chartered Accountants in London. In 1972, he joined PricewaterhouseCoopers Malaysia and became the Executive Chairman and Senior Partner in 1990. He retired on 30 June 2005.
* Directorship of public companies (if any)	:	Khazanah Nasional Berhad
* Family relationship with any director and/or major shareholder of the listed issuer	:	None
* Details of any interest in the securities of the listed issuer or its subsidiaries	:	None
* Compliance with Paragraph 15.02 of the LR / Rule 15.02 of the MMLR	:	● Yes ○ No
Remarks	:	



Form Version 2.0

General Announcement

Submitted by S DARBY on 05/07/2007 05:54:13 PM
Reference No SD-070705-CF98F

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: Sime Darby Berhad
*	Stock name	: SIME
*	Stock code	: 4197
*	Contact person	: Nancy Yeoh Poh Yew
*	Designation	: Group Secretary

* Type : ● Announcement ○ Reply to query

* Subject :

Dissolution of Sime-OSC Vietnam Limited
(Announcement pursuant to Chapter 9.19 (19) of the Listing Requirements)

* <u>Contents :-</u>

Further to the announcement dated 24 March 2005, Sime Darby Berhad wishes to announce that its 70% owned subsidiary, Sime-OSC Vietnam Limited ("SOSC"), which was placed under members' voluntary liquidation on 22 March 2005, had, on 4 July 2007, received notification from the Ba Ria Vung Tau Peoples' Committee, that SOSC was dissolved on 2 July 2007.

This announcement is dated 5 July 2007.

<u>Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:</u>


END